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SEC Mail Processing Section

AUG 29 2016

Washington DC 412

Annual Audited Report Information Required of Brokers and Dealers Form X-17A-5 Pursuant to Section 17 of the Securities Part III Exchange Act of 1934 and Rule 17a-5 Thereunder FACING PAGE

Sec File No. 8 - 32129

REPORT FOR THE PERIOD BEGINNING 7/01/15 AND ENDING 6/30/16
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Roth Capital Partners, LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 San Clemente Drive, 4th Floor
(No. and Street)
Newport Beach, California 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

555 West 5th Street, Los Angeles, CA 90013
(Address) City State Zip Code

CHECK ONE:

x Certified Public Accountant
_Public Accountant
_Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

<u>OATH OR AFFIRMATION</u>

I, Gordon J. Roth, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Roth Capital Partners, LLC (the "Company") as of June 30, 2016, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



KATHLEEN HANG DIAZ
Commission # 2128122
Notary Public - California
Orange County
My Comm. Expires Sep 26, 2019



Signature

CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm.
(x) (a) Facing Page.
(x) (b) Consolidated Statement of Financial Condition.
(x) (c) Consolidated Statement of Operations.
(x) (d) Consolidated Statement of Cash Flows.
(x) (e) Consolidated Statement of Changes in Member's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not applicable).
(x) Notes to Consolidated Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (see Schedule g).
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 11 to the accompanying financial statements and Schedule h.)
(x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 11 to the accompanying financial statements and Schedule i.)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report (Bound Separately).
(x) (n) A Report Describing the Broker-Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") (Bound Separately)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTH CAPITAL PARTNERS, LLC

(SEC I.D. No. 8-32129)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Act of 1934 as a **PUBLIC** Document



Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Roth Capital Partners, LLC

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition present fairly, in all material respects, the financial position of Roth Capital Partners, LLC and subsidiaries as of June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

August 26, 2016

ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$13,772,942
CASH - RESTRICTED	327,949
RECEIVABLE FROM CLEARING BROKERS	10,538,409
TRADE RECEIVABLES	3,650,194
SECURITIES OWNED (Note 2):	
Marketable — at market value (including $45,908 securing payables to employees)	12,047,789
Not readily marketable — at fair value (including $5,280,763 securing payables to employees)	9,423,252
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $5,228,184	688,818
OTHER ASSETS	1,200,223
TOTAL	$51,649,576

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 3,523,389
SALARIES, COMMISSIONS, AND BONUSES PAYABLE	8,412,819
PAYABLES TO EMPLOYEES FOR SECURITIES OWNED (Note 4)	5,326,671
SECURITIES SOLD BUT NOT YET PURCHASED — At market value	1,492,500
Total liabilities	18,755,379
MEMBERS' EQUITY	32,894,197
TOTAL	$51,649,576

See notes to consolidated statement of financial condition

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

The Company's accompanying consolidated financial statements include the results of wholly owned affiliates, BTG Investments LLC (BTG), which is solely engaged in principal investment activities, and Roth Capital Partners Hong Kong Limited, which was registered with the Hong Kong Securities and Futures Commission ("SFC") through January 20, 2014. Roth Capital Partners Hong Kong Limited no longer conducts SFC regulated activities but maintains a FINRA registered branch, in Hong Kong. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation — The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded when declared. Gains and losses are recorded on an average cost basis.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash balances of $13,542,148 held in demand deposit accounts maintained at various banks and $230,794 in money market mutual funds. Money market mutual funds are valued through the use of quoted market prices (a Level 1 input), or $1, which is generally the net asset value of the fund. The combined weighted-average yield of the cash in banks and money market accounts is approximately 0%.

At June 30, 2016, of the total cash and cash equivalents amounts described above, $279,912 was maintained at institutions that are fully insured by the Federal Deposit Insurance Corporation.

Cash - Restricted — Restricted cash represents uninvested funds held in three separately managed accounts managed by affiliated entities of the Company. Additionally, the restricted cash balance includes $195,682 held as collateral for a standby letter of credit (see footnote 7).

Securities Owned — Marketable securities owned and securities sold but not yet purchased are comprised of common stock and are valued at current market prices. Securities not readily marketable consist of cash, partnership interests, notes and common stock of private companies, and

warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been effected under the Securities Act of 1933 or cannot be currently sold or accessed because of other arrangements, restrictions, or conditions applicable to the securities and cash.

Deferred Deal Expense — In connection with its participation in an underwriting of securities and other corporate finance activities, the Company may receive various types of revenues as well as incur various related expenses which include but are not limited to marketing and advertising fees, legal fees, and other costs associated with setting up the syndicate group. When the related underwriting expenses are incurred prior to the actual issuance of the securities, such expenses are deferred and recognized at the time the related revenues are recorded. In the event that the transaction is not completed and the securities are not issued, the entities that have agreed to participate in the costs associated with the underwriting or the financing activity write these costs off to expense. Included in Other Assets is deferred deal expense totaling $478,032.

Securities Sold But Not Yet Purchased — The Company engages in short-selling activities, wherein the Company borrows securities and sells them to third parties. The value of the open short position is recorded as a liability and the Company records an unrealized gain or loss to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. The Company invests in securities sold but not yet purchased as part of its underwriting activities and to reduce its exposure to market risk and to enhance its investment opportunities.

Commissions — Commission revenue related to trading on customer investment accounts is recorded on a trade-date basis.

Corporate Finance and Syndicate Income — Corporate finance and syndicate revenues are recognized and recorded upon closure of the financing effort. Such revenues are accrued for in trade receivables in the accompanying consolidated statement of financial condition.

Depreciation and Amortization — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

New Accounting Pronouncements - In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* ASU No. 2016-01 amends certain requirements related to the recognition, measurement, presentation and disclosure of financial instruments. The Company is currently evaluating the impact of the future adoption of ASU No. 2016-01, which is effective for the fiscal year ending June 30, 2020.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*. The guidance in this update supersedes the requirements in Topic 840, *Leases*. ASU No. 2016-02 requires lessees to recognize assets and liabilities arising from most operating leases on the balance sheet. For the Company, the adoption of ASU No. 2016-02 is effective for the fiscal year ending June 30, 2021. The Company is currently evaluating the impact of the future adoption of this ASU on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the industry topics of the Codification. ASU No. 2014-09, as amended by ASU No. 2015-14, *Deferral of the Effective Date*, ASU No. 2016-08, *Principal versus Agent Considerations*, ASU No. 2016-10, *Identifying Performance Obligations and Licensing*, and ASU No. 2016-12, *Narrow-Scope Improvements and Practical Expedients*, is effective for fiscal year ending June 30, 2020. The Company is currently evaluating the impact of the future adoption of this ASU on its consolidated financial statements.

2. SECURITIES OWNED

Marketable securities owned (at market value), held as of June 30, 2016, consist of unencumbered equity securities totaling $12,001,881 and equity securities held as collateral for employee payables totaling $45,908. Included in marketable securities owned are three separately managed accounts totaling $1,731,592 managed by two affiliated entities of the Company. Not readily marketable securities consist of the following investments, at estimated fair value:

Not Readily Marketable Securities	**Collateral for Employee Payables**	**Unencumbered**	**Total**
Common stock	$ 305,936	$ 1,179,885	$ 1,485,821
Warrants	4,785,975	2,773,752	7,559,727
Privately held equity	188,852	188,852	377,704
Total	$ 5,280,763	$ 4,142,489	$ 9,423,252

3. FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical investments. Fair valued assets that would generally be included in Level 1 are U.S. listed and over-the-counter equity securities and mutual funds.

Level 2 — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. Fair valued assets that are generally included in this category are common stock warrants which there are market-based implied volatilities and thinly traded common stock.

Level 3 — Pricing inputs include significant unobservable inputs, such as the Company's own assumptions in determining the fair value of assets and liabilities. The inputs into the determination of fair value require significant judgment or estimation by management. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs of the model. The types of assets and liabilities that would generally be included in this category include fair valued securities issued by private entities, restricted publicly traded equities for which market observable value was not available, common stock warrants for which the underlying securities are restricted, and partnership investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following valuation techniques and inputs are used by the Company in assessing the fair value of its securities owned, securities sold but not yet purchased, and short-term investments:

Common Stock — Equity securities that are actively traded on a securities exchange are carried at fair value based on quoted prices from the applicable exchange and are classified as Level 1 securities. Equity securities traded on inactive markets are fair valued using significant other observable inputs including recently executed transactions adjusted as applicable for the integrity of the market sector and issuer, the individual characteristics of the security, and information received from other market sources pertaining to the issuer or security. Equity securities traded on inactive markets may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations. Equity securities subject to a restriction on sale that are publicly traded investments in active markets are reported at the market closing price less a discount, as appropriate, as determined in good faith to reflect restricted marketability. Restricted securities may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations.

Warrants — For the warrants, the Company uses the Black-Scholes valuation methodology or similar techniques. This method uses observable inputs such as volatility (20.36% at June 30, 2016), current market price, and discount factors based on a U.S. Treasury yield curve. In certain cases, management may apply an additional discount to the Black-Scholes value for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock.

Privately-Held Equity — The methods used to estimate the fair value of private investments include: (1) the public market comparable method whereby fair value is derived by reference to observable valuation measures for comparable companies or assets adjusted by the Company for

differences between the investment and the referenced comparables, (2) the discounted cash flow method whereby estimated future cash flows and estimated weighted average cost of capital are used to calculate fair value, (3) the cost of a recent transaction that occurs at or near the measurement date, and (4) bid prices for pending transactions. Inputs in these methods are based on the best information available and are determined by reference to information including, but not limited to, the following: projected sales, net earnings, earnings before interest, taxes, depreciation, and amortization (EBITDA), balance sheets, public or private transactions, valuations for publicly-traded comparable companies, and consideration of any other pertinent information including the types of securities held and restrictions on disposition. The amount determined to be fair value may incorporate the Company's own assumptions (including appropriate risk adjustments for nonperformance and lack of marketability). These valuation methodologies involve a significant degree of judgment. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

The following table presents, by fair value hierarchy level, the Company's investments that are carried at fair value as of June 30, 2016:

	Level 1	Level 2	Level 3	Total
ASSETS:				
U.S. Securities owned:				
Consumer products	$ 438,145	$ 38,120	$ -	$ 476,265
Healthcare	676,445	89,732		766,177
Industrial & energy	866,458	135,920		1,002,378
Services- consumer & financial	7,104,421	486,766		7,591,187
Technology	222,301	735,284		957,585
Mutual funds-small & mid cap	2,266,540			2,266,540
Foreign equities	473,478			473,478
Common stock	12,047,788	1,485,822		13,533,610
Warrants:				
Consumer products		8,333		8,333
Healthcare		4,273,581	56,115	4,329,696
Industrial & energy		239,456		239,456
Services- consumer & financial		2,932,675		2,932,675
Technology		49,567		49,567
Warrants		7,503,612	56,115	7,559,727
Privately held equity:				
Healthcare			377,704	377,704
Privately held equity			377,704	377,704
TOTAL	$ 12,047,788	$ 8,989,434	$ 433,819	$21,471,041
LIABILITIES:				
Securities sold not yet purchased:				
Healthcare	$ (1,492,500)	$	$	$ (1,492,500)
Common stock	$ (1,492,500)	$	$	$ (1,492,500)

The following table provides quantitative information about our Level 3 fair value measurements of our securities owned—not readily marketable as of June 30, 2016. In addition to the techniques and inputs noted in the table below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements.

Assets:	Balance as of June 30, 2016	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Privately held equities	$ 377,704	Option Pricing as a Proxy for Discount for Lack of Marketability in Private Company Valuations	Share price -Private Transaction	N/A
			Marketability Discount	30%
Warrants	$ 56,115	Black Scholes	Exercisability Discount	7.5% - 27.5%

4. RELATED PARTY TRANSACTIONS

The Company makes payments for operating expenses on behalf of its affiliates, BTG and Roth Capital Partners Hong Kong Limited. The associated intercompany balances are eliminated in consolidation.

The Company also provides administrative services, shared space and equipment to its parent company and other affiliates. Certain Company administrative officers' compensation was allocated to the parent company using a fixed percentage of the officers' base compensation. Payments made by the parent company and affiliates were based on lease and use agreements with the Company.

The Company invests funds through separately managed accounts which are managed by two affiliated entities. The securities and cash are held at third party custodians.

Payable to Employees for Securities Owned totaling $5,326,671 represent amounts accrued as compensation to executive management and certain investment banking and commissioned employees associated with the fair value of securities owned by the Company. The accrual is based on a fixed percentage of the fair value of the security. The amounts are considered discretionary and payments are made to existing employees only from realized proceeds from various security positions owned by the Company.

5. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements. The members are required to report their proportionate shares of income on their individual tax returns.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce member's equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. Federal and certain foreign jurisdictions.

As of June 30, 2016, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal tax authorities for the tax years before 2012 and by state tax authorities for tax years before 2011. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of operations. The Company did not recognize any interest and penalties for the year ended June 30, 2016. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to June 30, 2016. As a result, no other income tax liability or expense has been recorded in the accompanying consolidated statement of financial condition.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $382,262 for the benefit plan year ended June 30, 2016.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions — In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions that were open as of June 30, 2016, relating to such commitments will have no material impact on the Company's consolidated statement of financial condition.

Litigation — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated statement of financial condition.

Leases — The Company leases office facilities and equipment under non-cancelable operating leases having terms through 2026. Aggregate minimum commitments at June 30, 2016, under these leases are as follows:

Years Ending June 30	Amount
2017	$ 2,467,659
2018	1,802,458
2019	677,858
2020	660,862
2021	702,731
2022 through 2026	3,487,264
	$ 9,798,832

Aggregate minimum commitments have not been reduced by minimum sublease rentals. There were two non-cancelable subleases as of June 30, 2016.

Letter of Credit — The Company secured an irrevocable standby letter of credit for the benefit of its landlord for the required security deposit for the Company's office facility in New York.

The Bank letter of credit is in the amount of $194,693. The letter of credit expires on August 31, 2016 and contains a provision for automatic extension without written amendment, for one year periods to August 31 in each succeeding calendar year.

The letter of credit was collateralized by $195,682 of cash at June 30, 2016 which was included as restricted cash on the statement of financial condition.

Indemnifications — In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates, or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the

unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

As of June 30, 2016, the volume of the Company's warrant activities, based on the number of shares and fair value, categorized by primary underlying risk, is as follows:

Primary Underlying Risk	Shares	Value
Equity — warrants	9,474,819	$ 7,559,727

The volume of derivative activity as of June 30, 2016, as presented above, is representative of the level of derivative use by the Company during the year ended June 30, 2016.

Assets related to warrants are presented as "SECURITIES OWNED — Not readily marketable" on the consolidated statement of financial condition. The following table identifies the fair value of warrants not accounted for as hedging instruments included in the consolidated statement of financial condition, categorized by primary underlying risk, as of June 30, 2016. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting.

9. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2016, the Company has net capital of $18,947,371 computed under the alternative method, which is $18,254,871 in excess of its required net capital. The accounts of BTG have been included in the computation of net capital by the Company.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2016 and through August 26, 2016, the date the consolidated financial statements were available to be issued. On July 19, 2016, the Company became aware of a dispute relating to a receivable (an investment banking fee totaling $425,000) owed to the Company as a result of a successful merger and acquisition transaction for which the Company acted as an advisor. The Company's engagement agreement with its client provides that the fee owed is a clear contractual obligation. Accordingly, the Company intends to file an arbitration action to collect the fee and believes it will be successful in obtaining an award in the full amount owed.

* * * * * *



Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Roth Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Roth Capital Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended June 30, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

August 26, 2016

REPORT DESCRIBING THE BROKER-DEALERS COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SECTION k OF SEC RULE 15c3-3 (the "Exemption Report")

The Exemption Report

We as members of management of Roth Capital Partners, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3*(k)(2)(ii)*) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)* (the "exemption provisions") and
(2) We met the identified exemption provisions throughout the most recent fiscal year from July 1, 2015 to June 30, 2016 without exception.



Gordon Roth
Chief Financial Officer



Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers of
Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Roth Capital Partners, LLC (the "Company") and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank records, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting revenue of $49,871,973 on Item 2a on Form SIPC-7 and $49,871,973 on the audited Form X-17A-5, noting no differences;

3. Compared any other adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no differences

4. Compared the total "Commissions, floor brokerage & clearance paid to other SIPC Members in connection with securities transactions" of the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amount reported in Form SIPC-7 for the year ended June 30, 2016, noting $579,500 on Item 2c(3) on Form SIPC-7 and $579,500 on the audited Form X-17A-5, noting no differences. Then, compared the "Total interest and dividend expense, but not in excess of total interest and dividend income" of the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amount reported in Form SIPC-7 for the year ended June 30, 2016, noting $0 on Item 2c(9)(i) on Form SIPC-7 and $352 on the audited Form X-17A-5, resulting in a difference of $352. The "total deductions" were $4,885,931 on Form SIPC-7 and $4,886,283 on the audited Form X-17A-5, resulting in a difference of $352;

5. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

6. Compared the "SIPC net operating revenues" of the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amount reported in Form SIPC-7 for the year ended June 30, 2016, noting $51,478,371 on Item 2d on Form SIPC-7 and $51,478,019 on the audited Form X-17A-5, resulting in a difference of $352; and

7. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

August 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032129 FINRA JUN
ROTH CAPITAL PARTNERS LLC
ATTN: VICE PRESIDENT - FINANCE
888 SAN CLEMENTE DRIVE - STE 400
NEWPORT BEACH, CA 92677

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Donald Skrdlant 949 720-5706

2. A.	General Assessment (item 2e from page 2)	$ 128,696
B.	Less payment made with SIPC-6 filed (**exclude interest**) 2/08/16 Date Paid	(62,515)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	66,181
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 66,181

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $ 66,181

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

(S) ROTH CAPITAL PARTNERS (HONG KONG) LIMITED

(S) BTG INVESTMENTS LLC

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROTH CAPITAL PARTNERS, LLC
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 18TH day of AUGUST, 20 16.

VICE PRESIDENT - FINANCE
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JULY 1, 2015 and ending JUNE 30, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 49,871,973
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	762,336
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	5,729,993
Total additions	6,492,329
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	579,500
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	4,306,431
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	4,885,931
2d. SIPC Net Operating Revenues	$ 51,478,371
2e. General Assessment @ .0025	$ 128,696
	(to page 1, line 2.A.)